Q4
18

Organigram Holdings Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

For the years ended August 31, 2018 and 2017

ORGANIGRAM

ORGANIGRAM'S PORTFOLIO OF ADULT RECREATIONAL CANNABIS BRANDS:

EDISON CANNABIS CO

The Edison Cannabis Co. is a premium and modern brand for discerning consumers. Focused on the pillars of quality, sophistication, creativity and innovation, Edison delivers second-to-none quality and a contemporary cannabis experience.

ankr ORGANICS

Following years of organic cultivation comes ANKR, a top quality product produced through a certified organic process intended for an educated, affluent consumer who recognizes the value in organically grown goods.

TRAIL BLAZER

Trailblazer is a celebration of citizens, industry and government officials who have worked to support the modern cannabis culture we enjoy in Canada today. The brand is composed of quality dried cannabis for value-conscious consumers.

TRAILER PARK BUDS

Designed for an experienced consumer of cannabis who doesn't take life too seriously, Trailer Park Buds is scheduled for release in 2019.

1.1 INTRODUCTION
1.2 FORWARD-LOOKING STATEMENTS
1.3 BUSINESS ENVIRONMENT
1.4 RISKS AND UNCERTAINTIES

1.1 INTRODUCTION

This Management Discussion and Analysis (“MD&A”) dated December 13, 2018, should be read in conjunction with the audited annual consolidated financial statements of Organigram Holdings Inc. (the “Company” or “Organigram”) for the years ended August 31, 2018 and August 31, 2017, including the accompanying notes thereto.

Financial data in this MD&A is based on the consolidated financial statements of the Company for the years ended August 31, 2018 and August 31, 2017 and are expressed in thousands of Canadian dollars except for share and per share calculations, per gram of dried flower and per millilitre (“ml”) of oil calculations and prepared in accordance with International Financial Reporting Standards (“IFRS”) unless otherwise stated.

The financial information in this MD&A contains certain financial performance measures that are not defined by and do not have any standardized meaning under IFRS and are used by management to assess the financial and operational performance of the Company. These include but are not limited to the following:

• Yield per plant (in grams)	• Gross margin (excluding fair value adjustments)
• Plants per room	• Adjusted net profit
• Target production capacity	• Adjusted EBITDA
• Cost of cultivation per dried flower	• Cash flow
harvested (both “cash” and “all-in”)

The Company believes that these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate the Company’s operating results, underlying performance and prospects in a similar manner to the Company’s management. These non-IFRS financial performance measures are defined in the sections in which they appear.

As there are no standardized methods of calculating these non-IFRS measures, the Company’s approaches may differ from those used by others, and accordingly, the use of these measures may not be directly comparable. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The Company’s material subsidiaries are Organigram Inc. (“OGI”), a Licenced Cannabis Producer regulated by Health Canada under the Cannabis Act and Trauma Healing Centers Incorporated (“THC”), a chain of medical clinics that was sold subsequent to year-end.

The offices of the Company are located at 35 English Drive, Moncton, New Brunswick, E1E 3X3 and further inquiries regarding the Company may be directed to its Chief Financial Officer, Paolo De Luca, at (416) 661-0947, or by fax at 1 (855) 267-1386, or by email to investorrelations@organigram.ca.

Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”) is available under the Company’s profile through the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

1.2 FORWARD-LOOKING STATEMENTS

Certain information herein contains or incorporates comments that constitute forward-looking information within the meaning of applicable securities legislation. Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans”, or “continue”, or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, projections or other characterizations of future events or circumstances, and our objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, including statements relating to our plans and objectives, or estimates or predictions of actions of customers, suppliers, competitors or regulatory authorities; and, statements regarding our future economic performance. These statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature are inherently uncertain and beyond management control. We have based these forward-looking statements on our current expectations about future events.

MANAGEMENT’S DISCUSSION AND ANALYSIS | THREE AND TWELVE-MONTH PERIOD ENDED AUGUST 31, 2018	2

Although the forward-looking statements contained in this MD&A are based on what we believe are reasonable assumptions, these assumptions are subject to a number of risks beyond the Company’s control and there can be no assurance that actual results will be consistent with these forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to: financial risks; dependence on senior management; availability and sufficiency of insurance; industry competition; general economic conditions and global events; product development, facility and technological risks; changes to government laws, regulations or policy, including environmental or tax, or the enforcement thereof; agricultural risks; supply risks; product risks; construction delays; expected number of users of medical and recreational cannabis users in Canada and internationally; potential time frame for the implementation of legislation to legalize cannabis internationally; the potential size of the regulated adult use cannabis market in Canada; ability to enter and participate in market opportunities; and, other risks and factors described from time to time in the documents filed by the Company with securities regulators. For more information on the risk factors that could cause our actual results to differ from current expectations, see “7.1 Financial Risk Factors”.

All forward-looking information is provided as of the date of this MD&A. The Company does not undertake to update any such forward-looking information whether as a result of new information, future events or otherwise, except as required by law. Additional information about these assumptions, risks and uncertainties is contained in our filings with securities regulators and are available at www.sedar.com. Certain filings are also available on our web site at www.organigram.ca.

1.3 BUSINESS ENVIRONMENT

CURRENT REGULATORY LANDSCAPE

Medical cannabis has been legal in Canada since 2001 under various regulatory regimes. On April 13, 2017, the Government of Canada introduced legislation to legalize, strictly regulate and restrict access to cannabis. On June 18, 2018, the Government of Canada passed legislation on the Cannabis Act (Bill C-45) and Cannabis Regulations (together, the “Cannabis Act”) to allow regulated and restricted access to cannabis for adult recreational users. The Cannabis Act came into force on October 17, 2018.

The Cannabis Act creates a strict legal framework for controlling the production, distribution, sale and possession of cannabis in Canada. The Cannabis Act allows adults to legally possess and use cannabis and therefore the possession of small amounts of cannabis is no longer a criminal offence. It also made it a specific criminal offence to sell cannabis to a minor and created significant penalties for those who engage young Canadians in cannabis related offences.

Effective November 9, 2018, the Company’s licence as a Licenced Producer of medical cannabis issued under the previous regulatory regime in effect throughout the Company’s year ended August 31, 2018, the AMCPR (as defined below) was migrated to a licence under the Cannabis Act for standard cultivation, standard processing and sale. The Licence expires March 27, 2020.

MANAGEMENT’S DISCUSSION AND ANALYSIS | THREE AND TWELVE-MONTH PERIOD ENDED AUGUST 31, 2018	3

HISTORICAL REGULATORY LANDSCAPE

In 2001, the Government of Canada introduced a regulatory regime, the Medical Marihuana Access Regulations (“MMAR”), governing access of patients to cannabis for medical purposes. In June 2013, Health Canada announced, the Marihuana for Medical Purposes Regulations (“MMPR”) to replace the MMAR. Pursuant to the MMPR, companies were eligible to apply as a Licenced Producer (a “licence”) of medical cannabis. This licence permitted a company to lawfully cultivate, possess and sell medical cannabis in conformance with the MMPR. The MMPR came into effect on April 1, 2014 and the Company received its initial licence to operate as a Licenced Producer of medical cannabis on April 14, 2014.

On August 24, 2016, the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) replaced the MMPR as the governing regulations in respect of the production, sale and distribution of medical cannabis and cannabis oil by combining the regulations and requirements of the MMPR, the MMAR and the section 56 exemptions relating to cannabis oil under the Controlled Drugs and Substances Act into one set of regulations. Under the ACMPR, patients had three options for obtaining cannabis:

(a) continue to access quality-controlled cannabis by registering with Licenced Producers;
(b) register with Health Canada to produce a limited amount of cannabis for their own medical purposes; or
(c) designate someone else to produce it for them.

The Company’s licence to operate as a Licenced Producer, governed by the AMCPR, was renewed on March 28, 2017 and was migrated, subsequent to the Company’s year end, to a licence under the current Cannabis Act regulatory regime as described above.

OTHER LICENCES

The Company has also been issued a Cannabis Licence under the Excise Act, 2001 effective October 17, 2018 and expiring October 16, 2020. Under the Excise Act, all holders of a licence under the Cannabis Act who are authorized to cultivate, produce and package cannabis products are also required to hold a cannabis licence from the Canada Revenue Agency.

In addition, the Company holds a Dealer Licence issued on June 27, 2018 under the Controlled Drugs and Substances Act which regulates for possession, production, packaging, sale, sending, transportation and delivery of cannabis, cannabis resin, cannabidiol, cannabigerol and tetrahydrocannabinol. This licence expires December 31, 2018. Following the coming into force of the Cannabis Act, Cannabis is no longer a controlled substance and as such the Company does not intend to renew its Dealer Licence as it is no longer required.

FEDERAL AND PROVINCIAL REGULATORY RESPONSIBILITY

Effective with the coming into force of the Cannabis Act, Federal, Provincial and Territorial governments share responsibility for overseeing cannabis regulation. The Federal government is responsible for setting strict requirements for Licenced Producers and industry wide rules and standards including the types of cannabis products available for sale, packaging and labelling requirements for products, standardized serving sizes and potency, prohibitions on the use of certain ingredients, good production practices, tracking requirements of cannabis from seed to sale to keep it out of the illegal market and restrictions on promotional activities.

Provincial and Territorial governments are responsible for determining how cannabis is sold and distributed in their jurisdictions. All the provinces and territories have established government bodies for regulatory oversight of distribution.

With respect to the distribution and sale of cannabis for adult recreational use, which falls under provincial and territorial government authority, various regulatory regimes have been implemented. All of the provinces and territories have established government bodies for regulatory oversight on distribution of cannabis, while they vary in terms of having adopted public, private or hybrid distribution models. See “Distribution Deals with Provincial Crown Corporations and Other Retailers” below.

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The Federal regulatory regime provides that Health Canada can grant licences under a range of categories. In the initial stages of the new regulated Adult Recreational Use Cannabis Market, products available for sale are the same as those permitted under the medical cannabis market. The Canadian federal government has indicated that additional products will be permitted for sale within a year of legalization of the Adult Recreational Use Cannabis Market and these are expected to include higher concentrated oils and ingestible products or “edibles”. See “Canadian Adult-Use Recreational Market 2.0” below.

1.4 RISKS AND UNCERTAINTIES

The Company’s business is subject to risks inherent in a high growth, government regulated enterprise, and the Company has identified certain risks pertinent to its business, as further described under “7.1 Financial Risk Factors”. Management attempts to assess and mitigate these risks by retaining experienced professional staff and assuring that the Board of Directors and senior management are monitoring these risks on a continual basis.

2.1 NATURE AND HISTORY OF THE COMPANY'S BUSINESS

2.2 BUSINESS OBJECTIVES, PROGRESS & OUTLOOK

2.3 SELECTED INFORMATION

2.1 NATURE AND HISTORY OF THE COMPANY’S BUSINESS

The Company is a Licenced Producer of dried cannabis and cannabis oil, under the Cannabis Act. Pursuant to its licence, the Company is permitted to possess, produce, sell, provide, ship, deliver, transport and destroy cannabis, cannabis plants (including plants and seeds) and cannabis oil, in conformity with the Cannabis Act.

Since commencing operations at its main facility located at 35 English Drive, Moncton, New Brunswick, the Company has continued to expand the main facility to create additional production capability. The Company has also strategically acquired land and buildings adjacent to the main facility that, when fully developed, would bring the Company’s total production space to approximately 533,000 square feet (together, the “Moncton Campus”).

Patients order medical cannabis and cannabis oil from the Company primarily through the Company’s online store or by phone. Medical cannabis and cannabis oil are and will continue to be delivered by secured courier or other methods permitted by the Cannabis Act. The Company’s prices vary based on grow time, strain yield and market prices.

The Company is also authorized for wholesale shipping of cannabis plant cuttings, dried flower, blends, pre-rolls and cannabis oil to approved retailers and wholesalers for adult recreational use cannabis under the individual Provincial and Territorial regulations as per the Cannabis Act.

The Company continues the ongoing development of its Moncton Campus to add additional capacity and permit the increased production of cannabis, cannabis oil, and related products. The Company received confirmation on June 20, 2018, that it had been conditionally granted its cannabis licence effective October 17, 2018, for sales of Adult Recreational Cannabis Use in Canada and the final licence was issued on November 9, 2018 and expires March 27, 2020.

The Company also received its Dealer’s Licence in May 2018 which now authorizes the company to conduct additional activities not currently permitted under the Cannabis Act. This Dealer’s Licence provided Organigram with the ability to develop, test, and export an extensive range of products including its current range of cannabis oils as well as an extensive range of derivative based formulations not currently allowed for sale in Canada. With the coming into force of the Cannabis Act in October 2018, the Dealer’s Licence is no longer required and the Company has now applied for export permits under its Cannabis licence.

2.2 BUSINESS OBJECTIVES, PROGRESS & OUTLOOK

Having completed a successful fiscal year ended August 31st,, 2018 the Company has set its sights on numerous opportunities for fiscal and calendar 2019.

The Company believes that its progress to date discussed below, positions it well for continued growth in markets and sales with a view to serving its medical patients and, effective October 17, 2018, its new recreational customers all while increasing long-term shareholder value. Nevertheless, management is cognizant of the highly dynamic nature of both the Canadian and international cannabis industries and the related capital markets which fund expansionary activities. As such, the Company regularly reassesses its overall strategy and implementation thereof including tactical decisions as it believes is reasonably required particularly in the context of legal, regulatory, competitive and financial changes as they occur or in anticipation of their occurrence.

CANNABIS CULTIVATION, PROCESSING, EXTRACTION AND PACKAGING

As the Company has continued the expansion of the Moncton Campus it has put in place the necessary infrastructure, equipment and staffing to drive higher production volumes and efficiencies while maintaining a focus on quality dried flower and extracted oil products.

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During the year, the Company completed its Phase 2 and Phase 3 expansions of the Moncton Campus bringing the available number of grow rooms to 52 comprised of 13 original smaller rooms from Phase 1 and 39 larger rooms from Phases 2 and 3 combined.

Phase 2 Expansion – Complete

Phase 2 represented the “next generation” of the Company’s three-level growing technology which took years to perfect. Featuring significantly larger grow rooms than in Phase 1, the new rooms feature fully automated irrigation systems and also saw the implementation of automated potting and automated packaging lines.

In total, Phase 2 added 23 larger grow rooms with plants moved in on a staggered basis beginning in February 2018.

Phase 3 Expansion – Complete

Phase 3 brought online 16 new grow rooms and refined the functional design on an already improved Phase 2 design including slightly higher grow rooms and HVAC units being located entirely on the outside of the rooms providing enhanced ergonomics and improved airflow.

Cannabis plants were moved into these new rooms on a rolling basis beginning in June 2018 and harvests began on a rolling basis in August 2018.

Phase 4 Expansion – Under Construction

The Company broke ground on its Phase 4 expansion project in July 2018. Some elements of Phase 4 are being constructed concurrently while others are being constructed separately and will therefore have different completion dates. Phase 4 will have a state of the art mechanical system and an improved irrigation system as compared to previous phases that are designed to capture, treat and re-use the water from dehumidification which is central to the cultivation process.

Phase 4a (31 grow rooms) is expected to come online in April of 2019 adding approximately 26,000 kg/yr of incremental target production increasing the Company’s target production capacity to 62,000 kg/yr for the Moncton Campus.

Phase 4b (32 grow rooms) is expected to be ready by August of 2019 adding approximately 27,000 kg/yr of incremental target production increasing the Company’s target production capacity to 89,000 kg/yr for the Moncton Campus. Construction for Phase 4c (28 grow rooms), which will bring target production capacity up to 113,000 kg/ yr., is scheduled to begin in January 2019. The rooms for Phase 4c are expected to be available to Organigram by October of 2019.

The estimated cost of constructing Phases 4a and 4b (including all supporting mechanical rooms) is estimated to be approximately $75 million. Included in the cost of Phase 4a and 4b is a $4 million dedicated substation with peak power capacity of 40 megawatts which was fully commissioned and brought online in October 2018. The estimated cost of Phase 4c is approximately $35 million for a total estimated cost of $110 million for Phase 4 in aggregate.

Organigram has sufficient cash on hand to fund all three stages of Phase 4 expansion and expects to be cash flow positive from operation at the beginning of 2019.

The forward-looking estimates of additional production capacity are based on a number of material factors and assumptions including that:

  The expansion size will be as estimated with the same amount of cultivation space being used per grow room for cultivation as in Phases 2 and 3;
  The ratio of dried cannabis cultivated per canopy square foot of grow room will be consistent with historical output in the Company’s existing facilities;
  All rooms designated as grow rooms will be utilized for their intended purposes (from time to time rooms may be used for other purposes, such as for storage);
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  Construction of the facilities will be on time and on budget in accordance with the estimates set out above and ready for final inspection by Health Canada in time to meet the target onboarding dates.

A number of factors can cause actual costs to differ from estimates including, but not limited to, construction delays and unforeseen obstacles. See “Risk Factors”.

Packaging Update

In addition to custom automated packaging equipment for the filling and packaging of dried flower and blends that came online in August of 2018, Organigram also took delivery of a bespoke automated pre-roll machine and a fully-integrated packaging and labeling line for pre-rolls in August 2018. The Company is in the process of optimizing its automated labelling and excise stamp application equipment.

Future Expansion of Moncton Campus

In addition to the expansion of the cultivation portion of the Moncton Campus, the Company is preparing for the future. On July 13, 2018, the Company completed the purchase of approximately 9.1 acres located across the road from its current production facility for $640,000.

The Company also expects that it will have approximately 56,000 sq. ft. of interior space that it already owns and is currently leasing available for its use when the existing tenant vacates which is expected to be in Q2 2019.

Once refurbished, this real property can be used in the future for purposes which may include an edibles facility (in anticipation of the legalization of edibles products on or before October 2019) or further production expansion depending on the outcome of the Company’s strategic review of market conditions and regulatory and other constraints.

Cannabis Strains

The Company is currently mass cultivating seven core cannabis strains including its award-winning sativa Wabanaki (sold as Edison Rio Bravo in the Adult Recreational Use Market) to serve both medical and Adult Recreational Use Markets. The Company’s genetic bank is significantly larger than these seven strains and the Company has another eight strains in production/commercial testing to ensure expanded offerings when Phase 4a comes online, which is expected to occur in April 2019. These new strains will allow the Company to offer a wider variety of products with different cannabinoid content, terpenes, and flavours. Additionally, the Company has a tight focus on a select few organic varieties which have been shown to flourish in an organic growing environment.

MANAGEMENT’S DISCUSSION AND ANALYSIS | THREE AND TWELVE-MONTH PERIOD ENDED AUGUST 31, 2018	9

Focus on Quality

In November 2017, Organigram was recognized for product quality and exceptional service at the Canadian Cannabis Awards. The annual, voter-driven event recognizes best-in-class among Licenced Producers in Canada.

For the 2018 awards, Organigram received nominations in nine categories including Top Sativa, Top Indica, Cannabis Product of the Year.

Growing Configuration

Since August 31, 2017, the following chart depicts the average number of plants harvested per room compared to the average yield per plant (in dried grams) for the last four quarters:

PLANTS PER GROW ROOM VS YIELD PER PLANT

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The Company has made enormous strides in terms of maximizing production in its cultivation facilities. The introduction of Phases 2 and 3 brought on state-of-the-art facilities which allow the Company to control all facets of the lighting and environmental elements in its facilities to drive maximum quality and yield in the plants. The Company also has developed its own in-house proprietary information technology system called OrganiGrow, a database which tracks all grow cycles by harvest period, strain, room, environmental conditions and other factors which in turn allows the Company to understand and refine the optimal methods to grow the cannabis plants. The quality and yield of the Company’s cultivation efforts have resulted in award winning products and, to the best of the Company’s knowledge based on the public disclosures it has reviewed, the lowest known cost of production in the industry.

The number of plants per room increased from Q1 to Q3 largely because of the larger grow rooms that were added in Phase 2 and 3 compared to the smaller rooms that were utilized in Phase 1. In Q4, the Company began to reduce the number of plants produced in the larger grow rooms by approximately 30% based on the results of a pilot “continuous improvement” project that it ran earlier in the year. By reducing the density of plants in the room, the Company was able to achieve roughly the same yield per room as plants were able to grow more prolifically in terms of width and the increase in yield per plant offset the reduction in the aggregate number of plants in the grow rooms. Additionally, the Company was able to save on labour and materials as there were fewer plants to feed and trim. The Company continues to seek areas in which to improve its cultivation and the configuration of plants is monitored and adjusted continuously to optimize the health and yields of the plants to ensure maximum yield per square foot.

Cost of Cultivation

As a result of the improved yields and operational efficiencies described above, the Company has experienced a corresponding drop in “cost of cultivation” – a non-IFRS measure - per gram harvested1. This includes “cash” costs such as direct labour, direct materials and manufacturing overhead (an example would be maintenance) as well as “non-cash” expenses such as employee share-based compensation of cultivation employees and depreciation related to building and equipment of the production facility. Cost of cultivation does not include packaging costs which will be added to arrive at the cost for inventory and eventually cost of sales. Currently, the Company also charges shipping to “sales and marketing” on the statement of income which is also not included in this non-IFRS measure of cost of cultivation.

Cost of cultivation per gram harvested has dropped dramatically in the past four quarters. The Company reported a cash cost of cultivation of $0.62 in Q4-18 which, to the best of the Company’s knowledge based on the public disclosures it has reviewed, which may not be comparable, is the lowest cost of production among public Canadian Licenced Producers. This low cost of cultivation is primarily attributable to two factors: 1. dramatically higher yields per plant and per grow room which means that labour and material costs are spread over more grams, and 2. operational efficiencies driven by a relentless culture of continuous improvement and the proprietary software system (OrganiGrow) unique to Organigram.

COST OF CULTIVATION PER DRIED FLOWER HARVESTED

Note: readers are cautioned against comparing cost of cultivation per gram harvested with cost of sales for the same period(s) for at least two reasons: 1. Cost of sales includes packaging costs which “Cost of cultivation” shown above does not, and 2. there is a delay between when product is harvested and when it is sold – for instance the majority of the cultivation that took place in Q3 & Q4 is product that will be sold after year-end and therefore has not yet been expensed to the statement of income. Cost of cultivation does not include indirect production costs. In order to estimate what additional costs should be added to predict future cost of sales related to recent harvests the Company would recommend using the following: (a) packaging - $0.46/gram, (b) shipping $0.19/gram. Actual results may vary significantly depending on the mix of medical vs. recreational, oil vs. flower, SKU size and customer.

[1]See the cautionary statement regarding the use of non- IFRS measures at the beginning of this MD&A.

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Growth in Full-Time Employee Head Count

In order to meet its production outlook, the Company has been rapidly expanding its head count. The Company hosted, during the third quarter, its third job fair with over 250 applicants being interviewed for employment opportunities that will be created by the increased capacity at the Moncton Campus. At the end of the fiscal year (August 31, 2018), the Company had 356 full-time employees compared to 101 full-time employees at the end of calendar year 2017 (December 31, 2017).

As at the date of this MD&A, the Company has approximately 525 employees and expects to reach 700 in calendar 2019.

Canadian Medical Cannabis Market

Fiscal 2018 was a banner sales year for Organigram on the medical side. The Company experienced sales growth of 61% excluding the effects of the recall credit given in F2017 and 131% including the effects of the recall with over half of the sales coming from cannabis oil.

The Company is fulfilling on its commitment to its medical patients post the launch of the Adult Recreational Use Market on October 17, 2018. The ongoing supply of various cannabis oils and dried flower along with the Company absorbing the excise tax for medical patients (announced on September 12, 2018) is being well received with healthcare practitioners, clinics and patients. The Company has not experienced any out of stock issues for medical patients that have affected other Licenced Producers in the industry.

Organigram is also introducing new products on the medical side and has recently released an organically certified line for medical patients that is currently available.

Canadian Adult Recreational Use Market 1.0

The Company successfully entered the Adult Recreational Use Market in Canada in October 2018 with distribution of a selection of full flower, milled flower (blends), pre-rolls and cannabis oil across a platform of brands in seven provincial jurisdictions including Alberta, Manitoba, Ontario and the four Atlantic Provinces. With one of the most diverse and readily available lineups of products in the country, the Company is well suited to compete nationally with respect to currently allowable product forms. The Company has also recently signed a supplier agreement in the Province of British Columbia and a distribution agreement with a Saskatchewan wholesaler and has secured purchase orders and shipped product to fulfill those orders before the end of the first quarter in November 2018.

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The Company has therefore shipped to nine of the ten Canadian Provinces. Quebec remains a target for 2019.

Over and above Organigram’s original commitment to dried flower, pre-rolls and oils, the Company is moving rapidly to specifically scale-up on extra volumes of oils and pre-rolls to help offset some of the shortages currently identified in the marketplace.

From a sales structure standpoint, the Company has developed a full sales team including field sales representatives and sales management to help to work with retailers and educate staff at the retailer level on Organigram’s various brands.

Branding Strategy

On May 15, 2018, the Company unveiled its Phase 1 branding strategy for the adult recreational market in Canada, including the Edison Cannabis Company, ANKR Organics and Trailer Park Buds as depicted below. This ‘family of brands’ approach was determined to appeal to targeted and strategic consumer groups based on internal and external research on the modern cannabis consumer.

Positioned as a premium and modern brand for discerning consumers, the Edison Cannabis brand is focused on the four pillars of quality, sophistication, creativity and innovation. Following the very successful launch of the Edison Project by the Company to medical patients, the brand platform was tested both internally and externally to validate the strength and potential in late 2017. The benefits of hand manicured and craft-cured top flower were extended into the Edison Reserve line, which has been well received in the market as the Company’s top quality, indoor grown product.

The ANKR Organics brand has been developed based on the authentic nature of the Company’s lineage in organic growing. As one of the industry’s most experienced organic growers, the Company has the credentials and capabilities to deliver a top-quality product through a certified organic process that will resonate with an educated and affluent demographic who see the value in organically grown products. The Company plans to have ANKR Organics product available in early 2019.

The development of Trailer Park Buds, a brand created to appeal to an experienced consumer of cannabis who doesn’t take life too seriously, is scheduled for release in 2019. Following several discussions with regulators, the Company has taken a cautious approach to ensure all elements of the brand align with regulatory guidelines including those relating to marketing, and to also understand early dynamics of the Adult Recreational Use Market in Canada.

Following discussions and working sessions with jurisdictional partners across the Country in preparation for October 2018, the Company made the strategic decision to add to its brand portfolio with the introduction of Trailblazer, a brand targeted towards a value conscious consumer. The brand was designed as a celebration of the citizens, industry and government officials who have committed their lives to creating the legal framework the brand now participates in. The Company launched Trailblazer in selected markets with a product mix consisting of pre-rolls and milled flower (blends).

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DISTRIBUTION DEALS WITH PROVINCIAL CROWN CORPORATIONS AND OTHER RETAILERS

Legend
Approved Market*
Possible Market*
Crown Corporation
Private Sector
* as of Nov. 23, 2018
Contract type
1 MOU Secured for Annual Volume (Crown Corp.)
2 MOU Secured for Annual Volume (Retail Partner)
3 Comfirmed Supply Agreement with Provincial Distributor
4 2018 Target
5 2019 Target (Retail Partner)
6 2019 Target (Crown Corp.)
Quebec
Newfoundland
Prince Edward Island
Nova Scotia
New Brunswick
British Columbia
Alberta
Saskatchewan
Manitoba
Ontario

ANNOUNCED PROVINCIAL SUPPLY DEALS		
PROVINCE	ANNUAL ALLOCATION (KGS)	LINK
NEW BRUNSWICK	5,000	https://www.organigram.ca/latest/organigram-becomes-one-of-the-first-licensed-producers-to-sign-mou-with-provincial-authority-responsible-for-the-distribution-of-cannabis-to-the-adult-recreational-market/
PRINCE EDWARD ISLAND	1,000	https://www.organigram.ca/latest/organigram-signs-mou-with-government-of-prince-edward-island-for-the-distribution-of-cannabis-to-the-provinces-adult-recreational-market/
MANITOBA	1,000	https://www.organigram.ca/latest/organigram-signs-strategic-supplier-agreement-with-hiku-brands/
ALBERTA	NOT DISCLOSED (Listing Agreement)	https://www.organigram.ca/latest/organigram-signs-supply-agreement-with-the-alberta-gaming-liquor-and-cannabis-commission-aglc/
ONTARIO	NOT DISCLOSED (Listing Agreement)	https://www.organigram.ca/latest/organigram-becomes-an-official-cannabis-supplier-to-the-province-of-ontario-canadas-largest-adult-recreational-market/
NOVA SCOTIA	NOT DISCLOSED (Listing Agreement)	https://www.organigram.ca/latest/organigram-signs-supply-agreement-with-nova-scotia-liquor-corporation/
NEWFOUNDLAND	NOT DISCLOSED (Listing Agreement)	https://www.organigram.ca/latest/organigram-signs-supply-agreement-with-newfoundland-and-labrador-liquor-corporation/
BRITISH COLUMBIA	NOT DISCLOSED (Listing Agreement)	https://www.organigram.ca/latest/organigram-to-supply-cannabis-coast-to-coast/
SASKATCHEWAN	NOT DISCLOSED (Listing Agreement)	https://www.organigram.ca/latest/organigram-becomes-an-official-supplier-of-cannabis-in-the-province-of-saskatchewan/

MANAGEMENT’S DISCUSSION AND ANALYSIS | THREE AND TWELVE-MONTH PERIOD ENDED AUGUST 31, 2018	14

CANADIAN ADULT RECREATIONAL USE MARKET 2.0

The Company continues to plan for the anticipated legalization of edibles and concentrates in the year 2019 by partnering with TGS International LLC (“TGS”), a vertically-integrated cannabis company which owns and operates over 300,000 square feet of state licenced and regulated production, processing, and manufacturing facilities, as well as 16 medicinal and/or adult-use retail locations in the state of Colorado. The Company has no equity or other financial interest in TGS and the terms of the agreement provide for a royalty payment to TGS on products sold in Canada. Insights have been gained through the relationship with TGS to better understand demand on particular product forms, as well as market share trends over time. The Company is focusing its interests on vaporizable pen technologies and a selection of edible products which may include chocolate and confectionary and plans to be well prepared to enter the edibles market upon regulatory consent. Final plans for the second phase of Canadian Adult Recreational Use Market Launch or “2.0” will be unveiled in early calendar 2019 or sooner.

Organigram has no investment or ownership in any U.S. entity, nor does it provide any products or services to U.S. entities. The arrangement with TGS does not involve the provision of products or services to TGS.

INTERNATIONAL CANNABIS & CBD MARKETS

First International Medical Shipment

In May 2018, the Company received a permit from Health Canada to export medical cannabis to Australia. This allows the Company to ship dried cannabis products to Cannatrek Medical PTY Ltd, a licenced Australian medical cannabis enterprise with operations in Melbourne, Victoria through its broker Cannada Management Group Global Inc., a leading global cannabis and hemp brokerage firm for import/export, procurement and logistics of cannabis and hemp related products.

On July 6, 2018, the Company fulfilled its first shipment of dried flower to the Australian purchaser.

On September 24, 2018, the Company fulfilled its first shipment of cannabis oil to the Australian purchaser.

Alpha-Cannabis Germany

On May 8, 2018, the Company announced it had entered into a non-binding term sheet to acquire up to twenty-five per cent of Alpha-Cannabis Pharma GmbH (“Alpha-Cannabis Germany” or “ACG”) located in Stadthagen, Germany.

On October 17, 2018 the Company announced a definitive agreement whereby the Company makes a €1,625,000 (approximately $2.44 million CAD) investment in Alpha-Cannabis Germany paid in cash. Another €875,000 (approximately $1.35 million CAD) of the Company’s Common Shares is payable based on the achievement of certain milestones). The investment gives the Company a 25% interest in the aggregate issued and outstanding shares of Alpha-Cannabis Germany on a fully-diluted basis. The Company will provide ACG with dried cannabis flower as well as sweet leaf for conversion into extracts for the burgeoning German medical cannabis market. Further, the parties also anticipate entering into an agreement whereby the Company will have an option to purchase pure synthetic CBD isolate from Alpha-Cannabis Germany. The parties anticipate jointly submitting for future licences available to supply medical cannabis in the German market.

Eviana

On October 2, 2018, the Company completed a $5 million investment into Eviana Health Corporation (“Eviana” or the “Issuer”).

Additionally, the Company entered an offtake agreement with Eviana for up to 25% of the cannabidiol (CBD) production of Eviana for a period of five years at 95% of the wholesale price.

MANAGEMENT’S DISCUSSION AND ANALYSIS | THREE AND TWELVE-MONTH PERIOD ENDED AUGUST 31, 2018	15

Eviana is a Canadian Securities Exchange listed company that was established with the aim of delivering customized consumer health care products using natural hemp strains of cannabis sativa. Eviana holds certain assets in Serbia relating to the cultivation of industrial hemp plant including but not limited to:

  310 metric tonnes of harvested hemp from 2017 and 2018;

  40,000 sq. ft. processing facility in Mladenovo, Serbia (near Novi Sad); and

  A 22,000 sq. ft. pharma-grade leased facility in Belgrade which houses ethanol and CO2 extraction equipment.

OTHER STRATEGIC INVESTMENTS AND DEVELOPMENTS

The Company remains committed to the development and/or acquisition of cannabis or hemp related production assets in Canada or abroad, intellectual properties, technologies or other assets that are synergistic to the Company’s Canadian and/or international strategies.

Dealer’s Licence

The Company received its Dealer’s Licence from Health Canada in May 2018. This is a significant milestone for the Company as this provides Organigram with the ability to develop, test and export an extensive range of products including its current range of cannabis oils as well as a wide range of derivative based formulations not currently allowed under the Cannabis Act.

Hyasynth

On September 13, 2018, the Company entered into a strategic investment in convertible secured debentures (the “Debentures”), to be purchased in three tranches and valued in the aggregate at $10 million, of Hyasynth Biologicals Inc. (“Hyasynth”), a biotechnology company based in Montreal and leader in the field of cannabinoid science and biosynthesis.

Pursuant to a debenture purchase agreement dated as of September 13, 2018, (the “Debenture Purchase Agreement”) among Hyasynth, Organigram and certain other investors purchasing debentures concurrently with Organigram (the “Investors”), Organigram has purchased $5 million in secured convertible 8% debentures, and Organigram will purchase up to an additional $5 million of Debentures of Hyasynth in a series of two other tranches of $2.5 million each based on Hyasynth attaining certain funding milestones and the satisfaction of certain other customary closing conditions.

In respect of tranches two and three, under the terms of the Debenture Purchase Agreement, the principal amount of the outstanding Debentures (but not interest) are convertible from time to time into common shares of Hyasynth at the option of the holder. In addition, in certain circumstances described in the Debenture Purchase Agreement, the principal amount of outstanding Debentures (but not interest) shall be automatically converted into common shares of Hyasynth upon the occurrence of certain events. Each such conversion will be at the various conversion prices applicable to each tranche of Debentures specified in the Debenture Purchase Agreement, which such conversion prices shall be subject to adjustment in accordance with the terms and conditions of the Debenture Purchase Agreement. If not converted, the principal amount of the Debentures, accrued interest, and other amounts payable thereunder mature on August 31, 2023, unless such maturity is accelerated in accordance with the provisions of the Debenture Purchase Agreement. Upon conversion, and if fully converted, the Hyasynth common shares issued to Organigram would represent a substantial interest in Hyasynth based on the current capitalization structure for Hyasynth, provided that such capitalization structure remains as such at the time of conversion.

Organigram also has been granted certain investor rights and board representation on Hyasynth. Organigram and the other Investors have been granted a security interest over the assets of Hyasynth as security for Hyasynth’s obligations under the Debentures. In addition to the investment, pursuant to an offtake agreement, Organigram has the right to purchase 25% of Hyasynth’s cannabinoid production at a discount.

MANAGEMENT’S DISCUSSION AND ANALYSIS | THREE AND TWELVE-MONTH PERIOD ENDED AUGUST 31, 2018	16

OPTIMIZATION OF COST OF CAPITAL AND EXPANDED CAPITAL MARKETS PRESENCE

The cannabis industry has seen the centre of capital formation gravitate initially (2013 and onwards) to Canada or at the very least its principal stock exchanges: the Toronto Stock Exchange, the TSX Venture and the Canadian Securities Exchange. Changes in 2018 signalled the start of a shift. Cronos was the first to list on the Nasdaq (February) as well as the TSX while Canopy made news becoming the first Canadian Licenced Producer to listed on the NYSE (May). Tilray avoided the Canadian exchanges altogether with an IPO on the Nasdaq (July) and unlike most Canadian LPs adopted U.S. GAAP instead of IFRS. Aurora and Aphria also listed on the NYSE (October and November, respectively).

Additionally, many issuers with operations in the U.S. went public in 2018 and chose the Canadian Securities Exchange which does not have the same regulatory restrictions regarding U.S. cannabis operations, as required on the TSX or TSX Venture exchange.

Volatility in the cannabis sector is high while the importance of a narrow group of hedge funds and the proliferation of the retail investor community following cannabis names remains a driving factor in relative valuations between issuers in the sector. Many issuers have spent, on both a relative and absolute basis, significantly more money on promotional type activities in the pre-profitability period of the Canadian cannabis industry than Organigram.

As the industry matures and sales and profitability from the newly legal recreational market become transparent to investors of all stripes, the Company believes that more institutional asset managers will participate and trade in and around names in the space which should bring a rationality to relative valuations that has not always existed. The Company believes it is well positioned in this expected “relative valuation reset” because of its low cost of production, conservative SG&A spend and premium product line that should result in strong average selling prices (ASPs) on products and therefore above average margins.

Organigram remains listed on the TSX Venture Exchange in Canada and during 2018 moved from the OTCQB® Venture Market to the OTCQX® Best Market in the United States. The Company is exploring the possibility of alternative listings to increase its global profile and allow a broader set of investors to participate in trading the Company’s securities. The Company’s admission to any exchange may involve the exercise of discretion on behalf of the applicable exchange. The Company will perform a cost-benefit analysis, taking into consideration the risks and rewards of any such listing prior to completion.

The Company has also paid close attention to the entrance of more traditional bank lenders into the space (e.g. BMO with Aurora) as well as successful “U.S. style” debt offerings (Canopy, Tilray) that may be useful to the Company for its further capital needs in addition to funds it expects to derive from having positive cash flow from operations at the beginning of 2019.

MANAGEMENT’S DISCUSSION AND ANALYSIS | THREE AND TWELVE-MONTH PERIOD ENDED AUGUST 31, 2018	17

2.3 SELECTED INFORMATION

CAUTIONARY NOTE REGARDING NON-GAAP FINANCIAL MEASURES

The Company uses certain non-GAAP performance measures such as adjusted EBITDA (excluding fair value adjustment to inventory and biological assets), adjusted gross margin and adjusted gross profit within this MD&A or other public documents, which are not measures calculated in accordance with IFRS and have limitations as analytical tools. These performance measures have no prescribed meaning under IFRS and therefore amounts presented may not be comparable to similar data presented by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance such as net income or other data prepared in accordance with IFRS.

THE FOLLOWING ARE QUARTERLY FINANCIAL HIGHLIGHTS FOR THE LAST TWO FISCAL YEARS.

REGISTERED CLIENTS

MANAGEMENT’S DISCUSSION AND ANALYSIS | THREE AND TWELVE-MONTH PERIOD ENDED AUGUST 31, 2018	18

GRAMS SOLD – DRIED FLOWER

The Company quantifies dried flower sold in the measurement of grams. The Company experienced a 34% decrease in grams sold in the quarter from Q4 to Q3. This shift is primarily attributable to the ongoing shift in medical mix from dried flower to oil and the Company’s decision to less aggressively pursue new medical clients in order to build up inventory for the adult-use recreational launch.

ML SOLD – CANNABIS OIL

The Company quantifies cannabis oil sold in the measurement of milliliters and started selling the product in August 2016. The Company increased its sales of cannabis oil volumes by 17% from Q4 to Q3:

MANAGEMENT’S DISCUSSION AND ANALYSIS | THREE AND TWELVE-MONTH PERIOD ENDED AUGUST 31, 2018	19

NET SALES FROM CONTINUING OPERATIONS

The net sales for the Company are defined as gross sales, less any customer discounts and returns1. Sales consist primarily of dried flower and cannabis oil but also related accessories and, at times, wholesale sales. For the purpose of reviewing sales figures the Company is most interested in medical sales of dried flower and oil which, in aggregate, experienced sequential quarterly growth for the last four quarters.

Footnote 1 – Q2 F2017 includes sales return provision of $2,026 for credits issued for client care program. Q2 F2018 includes a recapture of the provision for $471 representing the credits that expired under the program.

ADJUSTED GROSS MARGIN % (EXCLUDES FAIR VALUE ADJUSTMENT TO BIO-ASSETS AND INVENTORY)

(expressed in 000’s)

This is a non-GAAP measure and the Company calculates adjusted gross margin as net sales less cost of goods sold and indirect production, divided into net sales. The fair value adjustment to biological assets and inventory is excluded as management believes the exclusion is a better representation of performance. The fair value adjustment is a non-cash gain (loss) and is based on fair market value less cost to sell. The most directly comparable measure calculated in accordance with IFRS is gross margin. Prior quarters have been adjusted to reflect results from continuing operations. Please refer to note 24 in the audited financial statements for August 31, 2018.

GROSS MARGIN %	Q1-17	Q2-17	Q3-17	Q4-17	Q1-18	Q2-18	Q3-18	Q4-18
(Excluding fair value adj.)
Gross margin from continuing operations	$763	$(3,977)	$(757)	$674	$1,505	$6,348	$11,943	$32,703
Less: gain (loss) on fair value adjustment to biological assets and net realizable value adjustment to inventory	(689)	(367)	(578)	265	722	4,384	10,066	30,846
Gross margin excluding fair value adjust- ment to biological assets and inventory	1,452	(3,610)	(179)	409	783	1,964	1,877	1,857
Divided by: net sales from continuing operations	$2,231	$(581)	$1,917	$1,822	$2,399	$3,395	$3,422	$3,213
Gross margin % (excluding fair value adj.)	65%	-621%	-9%	22%	33%	58%	55%	58%

Because the net sales and gross margin were impacted significantly in Q2-2017 (-2,026) and Q2-2018 (+471), and to a lesser extent in Q3-2018 (+22), readers may prefer to look at the gross margin (excluding fair value adjustment) and net sales both excluding the returns and recovery related to the recall credits as follows:

GROSS MARGIN %	Q1-17	Q2-17	Q3-17	Q4-17	Q1-18	Q2-18	Q3-18	Q4-18
(excluding fair value adj.)

Gross margin excluding fair value adjust- ment to biological assets and inventory from continuing operations	$1,452	$(3,610)	$(179)	$409	$783	$1,964	$1,877	$1,857
Less: effects of recall recovery (returns)	-	(2,026)	-	-	-	471	22	-
Gross margin excluding fair value adjust- ment to biological assets and inventory	1,452	(1,584)	(179)	409	783	1,493	1,855	1,857

Net sales from continuing operations	2,231	(581)	1,917	1,822	2,399	3,395	3,422	3,213
Less: effects of recall recovery (returns)	-	(2,026)	-	-	-	471	22	-
Net sales from continuing operations - adjusted	$2,231	$1,445	$1,917	$1,822	$2,399	$2,924	$3,400	$3,213
Gross margin % (excluding fair value adj.) of continuing operations less effects of recall	65%	-110%	-9%	22%	33%	51%	55%	58%

MANAGEMENT’S DISCUSSION AND ANALYSIS | THREE AND TWELVE-MONTH PERIOD ENDED AUGUST 31, 2018	21

ADJUSTED EBITDA (expressed in CDN 000’s)

This is a non-GAAP measure and the Company calculates adjusted EBITDA as net income (earnings) before interest, income tax, depreciation and amortization, and the fair value adjustment to biological assets and inventory. Management believes the exclusion of the fair value adjustment is a better representation of performance. The fair value adjustment is a non-cash gain (loss) and is based on fair market value less cost to sell. The most directly comparable measure to adjusted EBITDA (excluding fair value adjustment to biological assets and inventory) calculated in accordance with IFRS is net income (loss). Prior quarters have been adjusted to reflect results from continuing operations. Please refer to note 24 in the audited financial statements for August 31, 2018.

ADJUSTED EBITDA	Q1-17	Q2-17	Q3-17	Q4-17	Q1-18	Q2-18	Q3-18	Q4-18

Net income (loss) from continuing operations	$(755)	$(5,755)	$(2,346)	$(1,957)	$(1,228)	$1,191	$4,070	$18,091
Add: Income tax expense from continuing operations	37	(133)	(114)	(78)	(44)	1,143	3,679	3,861
Income tax expense	-	-	-	-	-	-	-	5,653
Depreciation and amortization from continuing operations	303	806	378	517	485	603	923	1,556
Less: fair value adjustment to biological assets and net realizable value adjustment to inventory	(689)	(367)	(578)	265	722	4,384	10,066	30,846
Adjusted EBITDA	$274	$(4,715)	$(1,504)	$(1,783)	$(1,509)	$(1,447)	$(1,394)	$(1,685)

CASH FLOW (expressed in CDN 000’s)

This is a non-GAAP measure that the Company uses to estimate its cash flow from non-investing or non-financing activities. The Company estimates cash flow as net income before income tax, depreciation, share-based compensation, and the fair value adjustment to biological assets and inventory. Management believes the exclusions are a better representation of cash performance. The fair value adjustment is a non-cash gain (loss) and is based on fair market value less cost to sell. The most directly comparable measure calculated in accordance with IFRS is cash provided by operating activities on the consolidated statement of cash flows. Prior quarters have been adjusted to reflect results from continuing operations. Please refer to note 24 in the audited financial statements for August 31, 2018.

CASH FLOW	Q1-17	Q2-17	Q3-17	Q4-17	Q1-18	Q2-18	Q3-18	Q4-18

Net income (loss) from continuing operations	$(755)	$(5,755)	$(2,346)	$(1,957)	$(1,228)	$1,191	$4,070	$18,091
Add: Income tax expense	-	-	-	-	-	-	-	5,653
Depreciation and amortization from continuing operations	303	806	378	517	485	603	923	1,556
Share-based compensation	274	291	222	916	746	1,154	1,156	1,977
Less: fair value adjustment to biological assets and net realizable value adjustment to inventory	(689)	(367)	(578)	265	722	4,384	10,066	30,846
Cash Flow	$511	$(4,291)	$(1,168)	$(789)	$(719)	$(1,436)	$(3,917)	$(3,569)

MANAGEMENT’S DISCUSSION AND ANALYSIS | THREE AND TWELVE-MONTH PERIOD ENDED AUGUST 31, 2018	22

3.1 SUBSEQUENT EVENTS

THE FOLLOWING REPRESENTS SUBSEQUENT EVENTS:

(I) ISSUANCE OF STOCK OPTIONS

On September 1, 2018, the Company issued 100,000 employee options to purchase 100,000 Common Shares of the Company, to employees of OGI, at an exercise price of $6.99 per share. The options vest over a three-year period. Vested options may be exercised until 2028, subject to forfeiture provisions requiring the options to expire ninety days after termination of the individual’s employment.

On October 1, 2018, the Company issued 85,000 employee options to purchase 85,000 Common Shares of the Company, to employees of OGI, at an exercise price of $7.50 per share. The options vest over a three-year period. Vested options may be exercised until 2028, subject to forfeiture provisions requiring the options to expire ninety days after termination of the individual’s employment.

On November 1, 2018, the Company issued 385,000 employee options to purchase 385,000 Common Shares of the Company, to employees of OGI, at an exercise price of $6.06 per share. The options vest over a three-year period. Vested options may be exercised until 2028, subject to forfeiture provisions requiring the options to expire ninety days after termination of the individual’s employment.

(II) CONVERSION OF CONVERTIBLE DEBENTURES

Subsequent to year-end $14,909 in debentures were converted into 2,750,370 common shares which leaves $98,073 of the original $115,000 in debentures issued outstanding ($2,018 had been converted into 372,324 Common Shares prior to year-end) as of the date of this MD&A.

The remaining convertible debentures, if converted at the conversion price of $5.42, would convert into 18,094,649 Common Shares.

(III) INVESTMENT IN EVIANA HEALTH CORPORATION

On October 2, 2018, the Company along with an institutional investor each participated 50% in a $10 million debenture offering (the “Debenture Offering”) by Eviana Health Corporation (“Eviana” or the “Issuer”), which was a private placement investment.

In connection with completion of the Debenture Offering, Eviana issued 10,000 debenture units (the “Debenture Units”) of the Issuer, maturing 24 months from the closing date, each consisting of (i) $1,000 principal amount of senior unsecured convertible debentures of Eviana (the “Debenture”); and (ii) one half of one common share (“Common Shares”) purchase warrant of the Issuer (each whole such purchase warrant, a “Warrant”). Each full Warrant is exercisable by the holder thereof for 870 Common Shares in the capital of the Issuer (the “Warrant Shares”) at an exercise price per Warrant Share of $1.30 for a period of 24 months from the closing date of the Debenture Offering. The Debentures are convertible into that number of fully paid and non-assessable Common Shares of the Issuer computed on the basis of the principal amount of the Debentures being converted, divided by the conversion price of $1.15 per Common Share at the holder’s option, or upon mandatory conversion at the request of the Issuer in the event that at any time after four months plus one day following the closing date, the daily volume weighted average closing price of the Common Shares on the Canadian Securities Exchange is greater than $2.15 for any ten consecutive trading days.

The Debentures bear interest at a rate of 10.0% per annum from the date of issue, payable semi-annually in arrears on June 30 and December 31 of each year, commencing December 31, 2018. Interest shall be computed on the basis of a 360-day year composed of twelve 30-day months. The December 31, 2018, interest payment will represent accrued interest for the period from the closing date to December 31, 2018. Upon conversion of the Debentures, the holder shall also receive a cash payment amount equal to the accrued and unpaid interest on the principal amount being converted up to, but excluding, the applicable date of conversion, as well as a cash payment equal to the additional interest amount that such holder would have received if it had held the Debentures for a period of one year from the date of conversion, provided such period does not extend beyond the maturity date.

MANAGEMENT’S DISCUSSION AND ANALYSIS | THREE AND TWELVE-MONTH PERIOD ENDED AUGUST 31, 2018	24

(IV) INVESTMENT IN HYASYNTH BIOLOGICALS INC.

On September 13, 2018, the Company entered into a strategic investment in convertible secured debentures (the “Debentures”), to be purchased in three tranches and valued in the aggregate at $10 million, of Hyasynth Biologicals Inc. (“Hyasynth”), a biotechnology company based in Montreal and leader in the field of cannabinoid science and biosynthesis.

Pursuant to a debenture purchase agreement dated as September 13, 2018, (the “Debenture Purchase Agreement”) among Hyasynth, Organigram and certain other investors purchasing debentures concurrently with Organigram (the “Investors”), Organigram has purchased $5 million in secured convertible 8% debentures, and Organigram will purchase up to an additional $5 million of Debentures of Hyasynth in a series of two other tranches of $2.5 million each based on Hyasynth attaining certain funding milestones and the satisfaction of certain other customary closing conditions in respect of tranches two and three. Under the terms of the Debenture Purchase Agreement, the principal amount of the outstanding Debentures (but not interest) are convertible from time to time into common shares of Hyasynth at the option of the holder. In addition, in certain circumstances described in the Debenture Purchase Agreement, the principal amount of outstanding Debentures (but not interest) shall be automatically converted into common shares of Hyasynth upon the occurrence of certain events. Each such conversion will be at the various conversion prices applicable to each tranche of Debentures specified in the Debenture Purchase Agreement, which such conversion prices shall be subject to adjustment in accordance with the terms and conditions of the Debenture Purchase Agreement. If not converted, the principal amount of the Debentures, accrued interest, and other amounts payable thereunder mature on August 31, 2023, unless such maturity is accelerated in accordance with the provisions of the Debenture Purchase Agreement. Upon conversion, and if fully converted, the Hyasynth common shares issued to Organigram would represent a substantial interest in Hyasynth based on the current capitalization structure for Hyasynth, provided that such capitalization structure remains as such at the time of conversion. Organigram has also been granted certain investor rights and board representation. Organigram and the other Investors have been granted a security interest over the assets of Hyasynth as security for Hyasynth’s obligations under the Debentures.

(V) DEFINITIVE AGREEMENT TO ACQUIRE 25% OF ALPHA-CANNABIS PHARMA GMBH

On October 17, 2018, the Company announced that it has, through its wholly-owned subsidiary 10870277 Canada Inc. (the “Purchaser”), executed an investment agreement dated as of October 10, 2018 with alpha-cannabis® Pharma GmbH (“Alpha-Cannabis Germany” or “ACG”) pursuant to which the Purchaser will acquire 8,333 common shares of ACG, representing a 25% stake in the capital of ACG, for aggregate proceeds of €1,625,000 (approximately $2.44 million CAD).

(VI) SALE OF TRAUMA HEALING CENTERS

On October 16, 2018, the Company sold Trauma Healing Centers (THC) to VIVO Cannabis Inc. (VIVO). The transaction saw HMED acquire 100% of the issued and outstanding shares of THC from Organigram. The total purchase price for the shares was $1,200,000, satisfied by the issuance of common shares in the capital of VIVO at a price per share equal to the ten trading day volume weighted average price immediately prior to the closing of the transaction.

MANAGEMENT’S DISCUSSION AND ANALYSIS | THREE AND TWELVE-MONTH PERIOD ENDED AUGUST 31, 2018	25

4.1 CHANGES IN ACCOUNTING POLICIES

4.2 MATERIAL WEAKNESS

4

4.1 CHANGES IN ACCOUNTING POLICIES

New standards and interpretations adopted:

DISCLOSURE INITIATIVE (AMENDMENTS TO IAS 7)

This amendment was issued on December 18, 2014. The amendment requires entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including non-cash changes and changes arising from cash flows. The amendment was effective for annual reporting periods beginning on or after January 1, 2017. There has been no effect on the Company’s financial statements.

AMENDMENTS TO IAS 12 – INCOME TAXES

This amendment provides clarity on recognition of deferred tax assets for unrealized losses to address diversity in practice. The amendment was effective for annual reporting periods beginning on or after January 1, 2017. There has been no effect on the Company’s financial statements.

4.2 MATERIAL WEAKNESS

The Chief Executive Officer and Chief Financial Officer (the “Certifying Officers”), in accordance with National Instrument 52-109 (“NI 52-109”), have both certified that they have reviewed the annual financial statements and this MD&A (the “Filings”) and that, based on their knowledge having exercised reasonable diligence, (a) the Filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made with respect to the period covered by the Filings; and (b) the financial report together with the other financial information included in the Filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the Filings.

In providing its certifications for the Filings, the Certifying Officers considered the implications of a material weakness in internal control over financial reporting (ICFR) identified by the Company’s auditor during the course of its annual audit. A material weakness is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified was in the Company’s biological asset model where it was noted that a lack of review of the inputs into the model resulted in errors that impacted both the balance sheet and income statement in a manner determined to be quantitatively material. Spreadsheets are inherently prone to error due to their manual nature. The Company´s controls related to spreadsheets did not address all risks associated with updating assumptions, manual entry into spreadsheets, nor evidence of sufficient levels of review of completed spreadsheets. Management has taken steps to improve its process including establishing a checklist to be completed on a quarterly basis with multiple levels of review. [Senior management has discussed the aforementioned material weaknesses with the Audit Committee, and the Board will continue to review progress on these remediation activities on a regular and ongoing basis].

Not withstanding the identification of this material weakness, the certifying officers have concluded that the Filings present in all material respects its financial condition, financial performance, and cash flows, as of the date of and for the periods presented in the Filings.

The Company is not required to certify the design and evaluation of its Disclosure Controls and Procedures and ICFR and has not completed such an evaluation. The inherent limitations on the ability of the Certifying Officers to design and implement on a cost-effective basis DC&P and ICFR may result in additional risks to the quality, reliability, transparency and timeliness of annual filings and other reports provided under securities legislation.

27

5.1 PRE-TAX OPERATING EARNINGS

5.2 RESULTS OF OPERATIONS

5.3 RELATED PARTY TRANSACTIONS

5.1 PRE-TAX OPERATING EARNINGS

(expressed in CDN $000’s except share amounts)

The following are the statements of income (loss) for the years ended August 31, 2018 and 2017:

REVENUE	AUGUST 31, 2018	AUGUST 31, 2017

Sales	$11,936	$7,417
Sales recovery (returns)	493	(2,028)
Net sales	12,429	5,389
Cost of sales	4,659	3,311
Indirect production	1,289	4,006
	6,481	(1,928)
Fair value adjustment to biological assets	46,018	(1,369)
Gross margin	52,499	(3,297)

EXPENSES
General and administrative	5,552	3,276
Sales and marketing	6,303	2,825
Share-based compensation	4,228	1,703
Total expenses	16,083	7,804
INCOME (LOSS) FROM OPERATIONS	36,416	(11,101)
Financing costs	10,094	264
Investment income	(1,455)	(552)
Income (loss) from continuing operations	27,777	(10,813)

Income tax expense	5,653	-
Net income (loss) from continuing operations	22,124	(10,813)
Loss from discontinued operations	(1,611)	(76)
Net income (loss) and comprehensive income (loss)	$20,513	$(10,889)
Net income (loss) from continuing operations per common share, basic	$0.184	$(0.111)
Net income (loss) from continuing operations per common share, diluted	$0.174	$(0.111)
Net income (loss) from discontinued operations per common share, basic	$(0.013)	$(0.001)
Net income (loss) from discontinued operations per common share, diluted	$(0.013)	$(0.001)

MANAGEMENT’S DISCUSSION AND ANALYSIS | THREE AND TWELVE-MONTH PERIOD ENDED AUGUST 31, 2018	29

5.2 RESULTS OF OPERATIONS FOR THE QUARTER ENDING AUGUST 31, 2018

SUMMARY OF QUARTERLY RESULTS

REVENUE (expressed in 000’s)

The Company’s sales from continuing operations include dried flower to medical patients and wholesale, cannabis oil, and accessories revenue. For the quarter ended August 31, 2018, the Company posted net sales of $3,213 from 200,310 grams of dried flower and 895,900 ml of oil sold versus $1,822 for the quarter ended August 31, 2017 on sales of 187,265 grams of dried flower and 178,450 ml of oil.

Organigram posted revenue for the year ended August 31, 2018 of $12,429 on 936,463 grams of dried flower and 2,635,150 ml of oil sold versus $5,389 on 785,325 grams of dried flower and 584,450 ml of oil during the year endedAugust 31, 2017.

COST OF SALES AND GROSS MARGIN

(expressed in 000’s)

The gross margin from continuing operations for the quarter ended August 31, 2018 and 2017 was $32,703 and $674 respectively. Included in the gross margin are the changes in the fair value of biological assets and inventory related to IFRS standard IAS 41 - Agriculture. Gross margins for the year ending August 31, 2018 and 2017 were $52,499 and $(3,297) respectively. The increase in fair value of biological assets and inventories is due to additional production capacity that began to come online near the end of February 2018 in conjunction with increased yield experienced per plant harvested in Q2 to Q4-2018 vs. Q1-2018 and fiscal 2017

The cost of sales primarily consists of the following:

1)

Costs of sales of cannabis (dried flower and oil) include the direct costs of materials and labour and depreciation of manufacturing related items such as building, and equipment related to the production of cannabis sold. This includes growing, cultivation and harvesting costs, quality assurance and quality control, as well as packaging and labelling.

2)	Cost of sales also includes the costs related to other products such as vaporizers and cookbooks.

3)

Also included are the production costs of late-stage biological assets that are disposed of and inventory that does not pass the Company’s quality assurance standards are expensed to indirect production. Indirect production for the year ended August 31, 2018 was $1,289 versus $4,006 for the year ended August 31, 2017.

The following table reconciles the Company’s gross margin (before fair value adjustments) from its current core business of Canadian medical sales with its reported sales, cost of sales and gross margin (before fair value adjustments):

Chart on next page

MANAGEMENT’S DISCUSSION AND ANALYSIS | THREE AND TWELVE-MONTH PERIOD ENDED AUGUST 31, 2018	30

	THREE-MONTHS ENDED AUGUST 31, 2018				THREE-MONTHS ENDED AUGUST 31, 2017
	FLOWER	OIL	OTHER	TOTAL	FLOWER	OIL	OTHER	TOTAL
			(NOTE 1)				(NOTE 1)
Sales	$1,475	$1,579	$159	$3,213	$1,365	$346	$111	$1,822
Cost of sales (Note 2)	362	632	74	1,068	469	228	84	781
Indirect Production (Note 3)	–	–	288	288	–	–	630	630
Gross Margin (Note 4)	$1,113	$947	$(203)	$1,857	$896	$118	$(603)	$411
Units of: Dried flower (in grams)	200,310	–	–	200,310	187,265	–	–	187,265
Oil (in ml)	–	895,900	–	895,900	–	178,450	–	178,450
Sales per unit	$7.36	$1.76			$7.29	$1.94
Cost of Sales per unit	1.81	0.71			2.50	1.28
Gross Margin per unit	$5.56	$1.06			$4.78	$0.66

	YEAR ENDED AUGUST 31, 2018				YEAR ENDED AUGUST 31, 2017

	FLOWER	OIL	OTHER	TOTAL	FLOWER	OIL	OTHER	TOTAL
			(NOTE 1)				(NOTE 1)
Sales	$6,117	$4,886	$1,426	$12,429	$5,608	$1,155	$(1,374)	$5,389
Cost of sales (Note 2)	1,803	2,352	504	4,659	2,050	853	408	3,311
Indirect Production (Note 3)	–	–	1,289	1,289	–	–	4,006	4,006
Gross Margin (Note 4)	$4,134	$2,534	$(367)	$6,481	$3,558	$302	$(5,788)	$(1,928)
Units of: Dried flower (in grams)	837,940	–	98,523	936,463	710,467	–	74,858	785,325
Oil (in ml)	–	2,635,150	–	2,635,150	–	584,450	–	584,450
Sales per unit	$7.31	$1.85			$7.89	$1.98
Cost of Sales per unit	2.15	0.89			2.89	1.46
Gross Margin per unit	$5.15	$0.96			$5.01	$0.52

Note 1: Other includes: credits related to the recall, accessories and dried flower sale to other LP to fulfill a legacy contract. Note 2: Cost of sales excludes indirect production costs. Note 3: Includes cultivation assets that did not meet quality assurance standards that is expensed immediately during the period and obsolete packaging. 2017 amounts are higher due to product destroyed related to the voluntary recall. Note 4: Gross margin is before fair value adjustments on biological assets and inventories.

Note: Readers are cautioned with comparing cost of sales on the income statement with “cost of cultivation” expressed earlier in the MD&A. Cost of cultivation excludes packaging costs. Further, even excluding packaging, the cost of cultivation takes time to work through to cost of sales as harvests are “inventoried” first and expensed to cost of sales only when the product is sold.

GENERAL AND ADMINISTRATIVE

(expressed in 000’s)

In the quarter ended August 31, 2018, the Company incurred expenses from continuing operations of $1,601 (excluding THC of $149) versus $1,030 in the comparable 2017 prior period. During the year ended August 31, 2018, the Company incurred expenses from continuing operations of $5,552 versus $3,276 during the year ended August 31, 2017.

The increase from the comparable periods is related to an increase in internal resources, office and general expenses, office building depreciation, and shareholder related fees as the Company increased sales and production volumes while continuing preparing for the adult recreational market.

SALES AND MARKETING

(expressed in 000’s)

Increased sales volumes and planning for the Adult Recreational Market has resulted in increased spending quarter over quarter, and year over year. These expenses include increased client care and sales staff, increases in freight due to increased shipping distances, educational materials, as well as commissions on sales. In the quarter ending August 31, 2018, the Company incurred sales and marketing expenses from continuing operations of $2,326 (excluding THC of $3) versus $762 in the quarter ended August 31, 2017. During the year ended August 31, 2018, the Company incurred sales and marketing expenses from continuing operations of $6,303 versus $2,825 in the prior year period.

MANAGEMENT’S DISCUSSION AND ANALYSIS | THREE AND TWELVE-MONTH PERIOD ENDED AUGUST 31, 2018	31

SHARE- BASED COMPENSATION (expressed in 000’s except share amounts)

The Company recognized $1,172 in share-based compensation for the quarter ended August 31, 2018 compared to $916 in the quarter ended August 31, 2017. Options granted in the recent period were 190,000 compared to 115,000 in the quarter ended August 31, 2017. Included in the quarter ending August 31, 2018 were nil options issued to key management personnel compared to nil options issued for the quarter ending August 31, 2017.

Included in the quarter and year ending August 31, 2018 were 129,961 restricted share units (“RSUs”) issued to key management personnel and members of the Board of Directors compared to nil RSUs issued for the quarter and year ending August 31, 2017.

During the year ended August 31, 2018, the Company issued share-based compensation valued at $4,228 versus $1,703 in the year ended August 31, 2017. Options granted in the year ended August 31, 2018 were 2,056,648 compared to 3,918,100 in the year ended August 31, 2017.

Share-based compensation was valued using the Black-Scholes valuation model and represents a non-cash expense.

FINANCING COSTS AND INVESTMENT INCOME (RELATED TO THE COMPANY’S SHORT-TERM INVESTMENTS AND LONG-TERM DEBT) (expressed in 000’s)

On January 31, 2018, the Company issued $115 million of convertible debentures paying a 6% coupon interest. The debentures are convertible into Common Shares at a price per Common Share of $5.42 and have a maturity of January 31, 2020. The increase in interest expense is primarily attributable to these debentures.

For the quarter ending August 31, 2018, the Company incurred $4,357 in financing costs less $496 in investment income versus $59 in financing costs less $125 in investment income during quarter ended August 31, 2017.

These finance costs are related to long-term debt of $2,877 at August 31, 2018 ($3,129 - August 31, 2017) and a debenture payable of $95,866 at August 31, 2018 ($nil – August 31, 2017). The investment income is related to the short-term investments of $75,000 at August 31, 2018 ($32,000 – August 31, 2017).

For the year ending August 31, 2018, the Company incurred $10,094 in financing costs less $1,455 in investment income versus $264 in financing costs less $552 in investment income during the year ended August 31, 2017.

THE LONG-TERM DEBT RECEIVED IS AS FOLLOWS:

	AUGUST 31, 2018	AUGUST 31, 2017
Farm Credit Canada credit facility - maturing December 1, 2019 with a 10 year amortization and a 5 year term variable rate plus 1.75% (currently 6.20%)	$1,740	$1,960
Farm Credit Canada - real property loan maturing December 1, 2020 with a 10 year amortization and 5 year term variable rate plus 2.15% (currently 6.60%)	1,194	1,318
Business Development Loan - matured May 31, 2017, bearing interest at an interest rate of 7%	-	30
Atlantic Canada Opportunities Agency - Business Development Program - loan maturing September 1, 2024 with a 7 year amortization, bearing interest at an interest rate of 0%	406	262
Deferred financing	(42)	(51)
	3,298	3,519
Less: current portion of long term debt	(421)	(390)
Long-term portion	$2,877	$3,129

MANAGEMENT’S DISCUSSION AND ANALYSIS | THREE AND TWELVE-MONTH PERIOD ENDED AUGUST 31, 2018	32

THE BALANCE OF THE UNSECURED CONVERTIBLE DEBENTURES IS AS FOLLOWS:
AUGUST 31, 2018

Debentures - maturing January 30, 2020 bearing interest upon maturity at an interest rate of 6.00%	$115,000
Less: allocation to reserve for options and warrants for debenture discount	(16,905)
Amortization of debenture discount	4,324
Less conversion of debentures	(2,018)
Less: issue costs	(7,155)
Issue costs allocated to equity	1,061
Amortization of issue costs	1,559
95,866
Less: current portion of debentures	-
Long-term portion	$95,866

The investment income earned is from the following:

		AUGUST 31, 2018	AUGUST 31, 2017
DESCRIPTION	INTEREST %
Maturing December 22, 2017, redeemed	1.19%	$-	$2,000
Maturing December 22, 2017, redeemed	1.19%	-	5,000
Maturing December 27, 2017, redeemed	1.20%	-	5,000
Maturing December 28, 2017, matured	1.46%	-	20,000
Maturing December 21, 2018	1.55%	25,000	-
Maturing August 27, 2019	2.00%	50,000	-
		$75,000	$32,000

All short-term investments are guaranteed investment certificates with a Schedule I bank, which are redeemable prior to maturity.

IMPAIRMENT OF GOODWILL (expressed in 000’s)

During the year ending August 31, 2018, the Company recognized an impairment of goodwill of $1,228 (August 31, 2017 - $nil). The impairment was due to a recent strategic review recognizing less than anticipated earnings and the receipt of a third-party purchase offer for THC. The THC sale transaction closed after the reporting date. The remaining goodwill balance at August 31, 2018 is $927.

During the fourth quarter of 2018, management decided to discontinue operations of THC. Consequently, assets and liabilities allocable to THC were classified as a disposal group. Revenue and expenses, gains and losses relating to the discontinuation of THC have been eliminated from profit or loss from the Company’s continuing operations and are shown as a single line item in the statements of income and comprehensive income.

MANAGEMENT’S DISCUSSION AND ANALYSIS | THREE AND TWELVE-MONTH PERIOD ENDED AUGUST 31, 2018	33

NET INCOME (LOSS) (expressed in 000’s)

The net income from continuing operations for the quarter ended August 31, 2018 was $18,091 or $0.157 per share (basic) and $0.152 (diluted), compared to the quarter ending August 31, 2017 of a net loss of $(1,957) or $(0.020) per share (basic and diluted). The increase in net income over the previous quarter ending May 31, 2018 is due to the fair value adjustment on biological assets and net realizable value reduction to inventories, offset by increased financing costs related to the convertible debenture. These items also resulted in a net income from continuing operations for the year ending August 31, 2018 of $22,124 versus a net loss of $(10,813) for the year ended August 31, 2017.

5.3 RELATED PARTY TRANSACTIONS

TRANSACTIONS AND BALANCES WITH RELATED ENTITIES

Certain directors, management, and other related parties controlled by directors of the Company were issued convertible debentures as part of the November 27, 2015 private placement. The convertible debentures carried a 6.75% interest rate and were to expire on December 31, 2018. During the year ended August 31, 2017, these debentures were converted into 110,713 Common Shares.

MANAGEMENT AND BOARD COMPENSATION (expressed in 000’s except share amounts)

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the Company, directly or indirectly. The key management personnel of the Company are the members of the Company’s executive management team and Board of Directors.

For the three-months ended August 31, 2018, the Company’s expenses included $848 (three-months ended August 31, 2017 - $480) for salary and/or consulting fees paid to key management personnel. In addition, nil options (three-months ended August 31, 2017 – nil) were granted during the three-month period ended August 31, 2018 to key management personnel.

For the year ended August 31, 2018, the Company’s expenses included $2,094 (year ended August 31, 2017 - $1,058) for salary and/or consulting fees paid to key management personnel. In addition, 1,461,648 options (year ended August 31, 2017 – 2,335,600) were issued during the year ended August 31, 2018 to key management personnel at an average exercise price of $3.63 (year ended August 31, 2017 - $2.02) . 129,961 RSUs were also issued to key management personnel for the year ended August 31, 2018.

MANAGEMENT’S DISCUSSION AND ANALYSIS | THREE AND TWELVE-MONTH PERIOD ENDED AUGUST 31, 2018	34

6.1 LIQUIDITY AND CAPITAL RESOURCES

6.2 SHARE DATA

6.3 BALANCE SHEET

6.4 FAIR VALUE OF FINANCIAL INSTRUMENTS

6.1 LIQUIDITY AND CAPITAL RESOURCES (expressed in 000’s)

The following highlights the Company’s cash flows during the year ended August 31, 2018 and 2017.

	AUGUST 31, 2018	AUGUST 31, 2017
CASH PROVIDED (USED)

Operating Activities	$(12,704)	$(9,268)
Financing Activities	163,910	40,806
Investing Activites	(97,997)	(39,439)
Cash Provided (Used)	$53,209	$(7,901)

Cash Position
Beginning of period	$1,957	$9,858
Cash included in disposal group	(102)	-
End of period	55,064	1,957
	75,000	32,000
Short-term investments
Cash and short-term investments	$130,064	$33,957

On August 31, 2018, the Company had a cash and short-term investments balance of $130,064 compared to $33,957 for the comparable period.

The cash used by operating activities was $12,704 primarily driven by a net income from continuing operations of $22,214 and non-cash items of $18,693, offset by a decrease in working capital of $46,534.

For the year ending August 31, 2017, the cash used by operating activities was $9,268 primarily driven by a net loss of $10,813 offset by non-cash items for depreciation and loss on disposals of $2,004 and share-based compensation of $2,211.

The cash provided by financing activities was $163,910, driven by a share issuance for gross proceeds of $57,500, debentures issued for gross proceeds of $115,000, and stock options and warrants exercised for $6,673. This was offset by issue costs of $10,834 and financing costs of $4,201.

For the year ending August 31, 2017, the cash provided by financing activities was $40,806 driven by a bought deal on December 7, 2016 for $40,253 in shares issued and stock options and warrants exercised for $5,224 offset by issue costs of $2,626 and repayment of long term debt of $1,997.

The cash used by investing activities was $97,997 primarily driven by investments in short-term interest-bearing certificates for $174,200 less withdrawals of $131,200, and acquisition of property, plant and equipment for $56,435.

For the year ending August 31, 2017, the cash used by investing activities was $39,439 primarily driven by acquisition of property, plant and equipment for $31,174 and investing in short-term interest-bearing certificates for $36,000 less redemptions of $26,775.

MANAGEMENT’S DISCUSSION AND ANALYSIS | THREE AND TWELVE-MONTH PERIOD ENDED AUGUST 31, 2018	36

6.2 SHARE DATA

(I) OUTSTANDING SHARES, WARRANTS AND OPTIONS

The following table sets out the number of shares, warrants and options outstanding as at August 31, 2018 and December 12, 2018:

FULLY DILUTED SHARES	AUGUST 31	DECEMBER 12
Common shares issued and outstanding	125,207,938	129,549,591
Options	7,709,746	7,570,379
Warrants	8,086,637	7,196,514
Restricted shares units	145,201	145,201
Convertible debentures	20,845,387	18,094,657
Total fully diluted shares	161,994,909	162,556,342
Footnote 1 - if converted at $5.42 a share

(II) SHARE-BASED COMPENSATION

Under the Company’s stock option plan, options may be granted for up to 10% of the issued and outstanding Common Shares, as approved by the Company’s Board of Directors. The exercise price of any option may not be less than the Company’s closing market price on the day prior to the grant of the options less the applicable discount permitted by the TSX-V.

The maximum exercise period after the grant of an option is 10 years. When an employee’s service ends, the expiry date of his/her options is accelerated to 90 days thereafter, or less, depending on the terms of the related option agreement. The Company also issues stock options to third parties in exchange for services.

The change in the options outstanding during the period is as follows:		WEIGHTED AVERAGE
	NUMBER	EXERCISE PRICE

Balance at August 31, 2016	2,742,862	$0.67
Granted	3,918,100	2.03
Exercised	(237,863)	0.83
Cancelled/forfeited	(71,050)	0.38
Balance at August 31, 2017	6,352,049	$1.48
Granted	2,056,648	3.90
Exercised/released	(504,801)	1.43
Cancelled/forfeited	(194,150)	2.43
Balance at August 31, 2018	7,709,746	$2.10

MANAGEMENT’S DISCUSSION AND ANALYSIS | THREE AND TWELVE-MONTH PERIOD ENDED AUGUST 31, 2018	37

The following is a summary of the outstanding stock options as at August 31, 2018:

OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
Number Outstanding	Weighted Average	Range of Exercises	Number Exercisable
at August 31, 2018	Remaining Contractual Life	Prices	at August 31, 2018
	(years)
1,868,416	6.49	$0.30-$0.85	1,516,916
1,561,878	6.42	$0.86-$1.52	573,274
2,020,000	8.42	$1.53-$2.38	795,333
1,270,852	9.10	$2.39-$3.68	303,460
988,600	9.51	$3.69-$5.85	232,700
7,709,746	7.80		3,421,683

Options outstanding have exercise prices that range from $0.30 to $5.85 with a weighted average remaining life of 8 years. Total share-based compensation expense for the year ended August 31, 2018 was $5,033 (August 31, 2017 – $1,703) of which, $4,649 (August 31, 2017 - $1,313) related to the Company’s stock option plan. These options are measured at fair value at the date of grant and are expensed over the option’s vesting period. In determining the amount of share-based compensation related to options during the year, the Company used the Black-Scholes option pricing model to establish the fair value of options granted. The following is the range of assumptions for the twelve month period:

	AUGUST 31, 2018	AUGUST 31, 2017
Risk free interest rate	1.59% - 2.26%	0.55% - 1.82%
Expected life of options	5.0 -6.5 years	0.55 -10.0 years
Expected annualized volatility	62% -69%	57% -84%
Expected dividend yield	-	-
Forfeiture Rate	8.1% - 15.0%	15.0% - 15.0%

Volatility was estimated by using the weighted average historical volatility of the Company and other companies that the Company considers comparable that have trading and volatility history. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the options.

MANAGEMENT’S DISCUSSION AND ANALYSIS | THREE AND TWELVE-MONTH PERIOD ENDED AUGUST 31, 2018	38

6.3 BALANCE SHEET (expressed in 000’s)

The following is the financial position of the Company as at August 31, 2018 and August 31, 2017:

ASSETS	AUGUST 31, 2018	AUGUST 31, 2017
Current assets
Cash	$55,064	$1,957
Short term investments	75,000	32,000
Accounts receivable	3,736	4,073
Biological assets	19,858	2,780
Inventories	44,969	2,626
Prepaid expenses	3,372	1,231
Assets classified as held for sale	1,215	-
	203,214	44,667
Property, plant and equipment	98,639	45,346
Deferred charges	714	467
Goodwill	-	2,328
	$302,567	$92,808
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$10,764	$6,259
Current portion of long term debt	421	390
Liabilities classified as held for sale	65	-
	11,250	6,649

Long-term debt	2,877	3,129
Unsecured convertible debentures	95,866	-
Deferred tax liability	7,980	-
	117,973	9,778

SHAREHOLDERS’ EQUITY
Share capital	157,565	99,704
Reserve for options and warrants	26,270	3,081
Accumulated deficit	759	(19,755)
	184,594	83,030
	$302,567	$92,808

As at the date hereof, the Company has no off-balance sheet arrangements.

MANAGEMENT’S DISCUSSION AND ANALYSIS | THREE AND TWELVE-MONTH PERIOD ENDED AUGUST 31, 2018	39

6.4 FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is the price that would be received to sell an asset on paid to transfer a liability in an orderly fashion between market participants. The Company does not record any financial instruments at fair value. The Company’s financial instruments include cash, short-term investments, accounts receivable, accounts payable and accrued liabilities, long-term debt and unsecured convertible debentures.

Fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

  Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date.
  Level 2 inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and
  Level 3 inputs are unobservable inputs for the asset or liability.

The fair value of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities approximate their carrying amounts due to their short-term nature. The fair value of long-term debt approximates its carrying value and the unsecured convertible debentures have an estimated fair value of $110,329. During the year, there were no transfers of amounts between level 1, 2 and 3.

7.1 FINANCIAL RISK FACTORS

7.2 COMMITMENTS AND CONTINGENT LIABILITIES

7.1 FINANCIAL RISK FACTORS (expressed in 000’s)

The Company is exposed to various risks through its financial instruments, as follows:

(I) CREDIT RISK

The credit risk arises from deposits with banks, short-term investments and outstanding receivables. For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance. For other receivables, out of the normal course of business, management may obtain guarantees and general security agreements. The maximum exposure to credit risk approximates the $133,800 (August 31, 2017 - $38,030) of cash, short term investments and accounts receivable on the balance sheet.

As of August 31, 2018, and August 31, 2017, the Company’s aging of trade receivables (net of a provision for doubtful accounts) was approximately as follows:

	AUGUST 31, 2018	AUGUST 31, 2017
0-60 days	$353	$400
61-120 days	488	139
	841	539
Less: allowance for doubtful accounts	(48)	(49)
	$793	$490

(II) LIQUIDITY RISK

The Company’s liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. At August 31, 2018, the Company had $55,064 (August 31, 2017 – $1,957) of cash and working capital of $191,964 (August 31, 2017- $38,018).

The Company is obligated to the following contractual maturities relating to their undiscounted cash flows:

	CARRYING	CONTRACTUAL	FISCAL	FISCAL	FISCAL
	AMOUNT	CASH FLOWS	2019	2020-2021	2022-2023
Accounts payable and accrued liabilities	$10,764	$10,764	$10,764	$-	$-
Long-term debt	3,298	3,342	421	914	1,026
Unsecured convertible debentures	95,866	115,000	-	115,000	-
Interest payments	-	-	7,081	3,165	180
	$109,928	$129,106	$18,266	$119,079	$1,206

Accounts payable and accrued liabilities classified as held for sale	$65	$65	$65	$-	$-
	$109,993	$129,171	$18,331	$119,079	$1,206

(III) MARKET RISK

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of:

MANAGEMENT’S DISCUSSION AND ANALYSIS | THREE AND TWELVE-MONTH PERIOD ENDED AUGUST 31, 2018	42

Interest risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk at August 31, 2018 pursuant to the variable rate loans described in the long-term debt schedule. A 1% change in prime interest rates will increase or decrease the Company’s interest expense by $29 per year.

(IV) CONCENTRATION RISK

The Company’s accounts receivable is primarily due from the Federal Government, Provincial Governments agencies, legal trusts, and patients covered under group insurance, and, thus, the Company believes that the accounts receivable balance is collectible.

(V) DEPENDENCE ON SENIOR MANAGEMENT

The success of the Company and its strategic focus is dependent to a significant degree upon the contributions of senior management. The loss of any of these individuals, or an inability to attract, retain and motivate sufficient numbers of qualified senior management personnel could adversely affect its business. This risk is partially mitigated by the fact that the senior management team are significant shareholders in the Company. As well, implementation of employee compensation packages, composed of monetary short-term compensation and long-term stock based compensation, has been designed for the retention of key employees.

(VI) SUFFICIENCY OF INSURANCE

The Company maintains various types of insurance which may include financial institution bonds; errors and omissions insurance; directors’, trustees’ and officers’ insurance; property coverage; and, general commercial insurance. There is no assurance that claims will not exceed the limits of available coverage; that any insurer will remain solvent or willing to continue providing insurance coverage with sufficient limits or at a reasonable cost; or, that any insurer will not dispute coverage of certain claims due to ambiguities in the policies. A judgment against any member of the Company in excess of available coverage could have a material adverse effect on the Company in terms of damages awarded and the impact on the reputation of the Company.

(VII) COMPETITION

There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and manufacturing and marketing experience than the Company.

Because of the early stage of the industry in which the Company operates, the Company expects to face additional competition from new entrants. If the number of users of medical cannabis in Canada increases and with the legalization of the Adult Recreational Use Market, the demand for products will increase and the Company expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products and pricing strategies. To remain competitive, the Company will require a continued high level of investment in marketing, sales and client support. The Company may not have sufficient resources to maintain marketing, sales and client support efforts on a competitive basis which could materially and adversely affect the business, financial condition and results of operations of the Company.

(VIII) GENERAL BUSINESS RISK AND LIABILITY

Given the nature of Company’s business, it may from time to time be subject to claims or complaints from investors or others in the normal course of business. The legal risks facing the Company, its directors, officers, employees or agents in this respect include potential liability for violations of securities laws, breach of fiduciary duty and misuse of investors’ funds. Some violations of securities laws and breach of fiduciary duty could result in civil liability, fines, sanctions, or the suspension or revocation of the Company’s right to carry on its existing business. The Company may incur significant costs in connection with such potential liabilities.

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(IX) REGULATION OF THE CANNABIS INDUSTRY

The Company is heavily regulated in all jurisdictions where it carries on business. Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over the activities of the Company, including the power to limit or restrict business activities as well as impose additional disclosure requirements on the Company’s products and services.

Possible sanctions include the revocation or imposition of conditions on licences to operate the Company’s business; the suspension or expulsion from a particular market or jurisdiction or of its key personnel; and, the imposition of fines and censures. To the extent that existing or future regulations affect the sale or offering of the Company’s product or services in any way, the Company’s revenues may be adversely affected.

(X) REGULATORY RISKS

The business and activities of the Company are heavily regulated in all jurisdictions where it carries on business. The Company’s operations are subject to various laws, regulations and guidelines by governmental authorities, particularly Health Canada, relating to the manufacture, marketing, management, transportation, storage, sale, pricing and disposal of medical cannabis, recreational cannabis and cannabis oil, and also including laws and regulations relating to health and safety, insurance coverage, the conduct of operations and the protection of the environment. Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over the activities of the Company, including the power to limit or restrict business activities as well as impose additional disclosure requirements on the Company’s products and services.

Achievement of the Company’s business objectives are contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals, where necessary, for the production and sale of its products. The Company cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining, or failure to obtain regulatory approvals would significantly delay the development of markets and products and could have a material adverse effect on the business, results of operations and financial condition of the Company.

Failure to comply with the laws and regulations applicable to its operations may lead to possible sanctions including the revocation or imposition of additional conditions on licences to operate the Company’s business; the suspension or expulsion from a particular market or jurisdiction or of its key personnel; and, the imposition of fines and censures. To the extent that there are changes to the existing laws and regulations or the enactment of future laws and regulations that affect the sale or offering of the Company’s products or services in any way, the Company’s revenues may be adversely affected.

In light of the illegal treatment of cannabis under U.S. federal law any engagement in cannabis-related activities, both in Canada as well as in foreign jurisdictions, may lead to heightened scrutiny by regulatory bodies and other authorities which could negatively impact the Company and/or its personnel. For example, recent statements made by the U.S. Customs and Border Protection agency about working in or facilitating the legal cannabis industry, and the impact this involvement may have on admissibility to the U.S. may impede the Company in achieving some of its business objectives from time to time. The Company does not have U.S. cannabis-related activities. Specifically, the Company has no investment or ownership in any U.S. entity nor does it provide any products or services to U.S. entities.

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(XI) CHANGE IN LAWS, REGULATIONS AND GUIDELINES

The Company’s operations are subject to a variety of laws, regulations and guidelines relating to the marketing, acquisition, manufacture, management, transportation, storage, sale and disposal of medical cannabis and recreational cannabis but also including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. While to the knowledge of the Company’s management, it is currently in compliance with all such laws, changes to such laws, regulations and guidelines due to matters beyond the control of the Company may cause adverse effects to the Company’s operations.

The legislative framework pertaining to the Canadian Adult Recreational Use Cannabis Market is subject to significant provincial and territorial regulation, which varies across provinces and territories and result in an asymmetric regulatory and market environment, different competitive pressures and significant additional compliance and other costs and/or limitations on the Company’s ability to participate in such market.

The laws, regulations and guidelines applicable to the cannabis industry domestically and internationally may change in ways currently unforeseen by the Company. The Cannabis Act received royal assent on June 21, 2018, and became effective on October 17, 2018. However, uncertainty exists with respect to the implementation of the Cannabis Act, federal regulations thereunder as well as the various provincial and territorial regimes governing the distribution and sale of cannabis for adult-use purposes.

(XII) RELIANCE ON LICENCE RENEWAL

The Company’s ability to grow, store and sell cannabis and recreational cannabis in Canada is dependent on its licence from Health Canada. Failure to comply with the requirements of the licence or any failure to maintain its licence would have a material adverse impact on the business, financial condition and operating results of the Company. The licence was renewed March 28, 2017, migrated to a licence under the Cannabis Act effective November 9, 2018 and expires March 27, 2020. Although management believes it will meet the requirements of the Cannabis Act annually for extension of the licence, there can be no guarantee that Health Canada will extend or renew the licence or, if it is extended or renewed, that it will be extended or renewed on the same or similar terms. Should Health Canada not extend or renew the licence, or should it renew the licence on different terms or not allow for anticipated capacity increases, the business, financial condition and results of the operations of the Company will be materially adversely affected. The Company has also been issued a Cannabis licence under the Excise Act which is required to package cannabis for sale.

(XIII) RELIANCE ON A SINGLE FACILITY

To date, The Company’s activities and resources have been primarily focused on its main production facility at 35 English Drive in Moncton, New Brunswick and the Company will continue to rely on this facility for the foreseeable future. Adverse changes or developments affecting the facility could have a material and adverse effect on the Company’s business, financial condition and prospects.

(XIV) EXPANSION OF OPERATIONS

The Company’s strategic growth strategy includes previously announced expansion of its Moncton Campus and adding additional production resources thereto. There is a risk that these additional resources will not be achieved on time, on budget, or at all, as they can be adversely affected by a variety of factors, including some that are discussed elsewhere in these risk factors and the following:

  delays in obtaining, or conditions imposed by, regulatory approvals;
  failure to obtain anticipated licence capacity increases; plant design errors, non-performance by third party contractors, increases in materials or labour costs; or, construction performance falling below expected levels of output or efficiency;
  environmental pollution;
MANAGEMENT’S DISCUSSION AND ANALYSIS | THREE AND TWELVE-MONTH PERIOD ENDED AUGUST 31, 2018	45

  contractor or operator errors; or, breakdowns, aging or failure of equipment or processes;
  labour disputes, disruptions or declines in productivity; or, inability to attract sufficient numbers of qualified workers;
  disruption in the supply of energy and utilities; and
  major incidents and/or catastrophic events such as fires, explosions, earthquakes or storms.

Additionally, the Company will be seeking to grow its operations through prudent synergistic acquisitions or development of international operations. The Company’s expansion into jurisdictions outside of Canada is subject to risks. The Company may face new or unexpected risks or significantly increase its exposure to one or more existing risk factors, including economic instability, changes in laws and regulations and operational, regulatory and other risks. Foreign jurisdictions may impose ownership or control restrictions that may impact investment plans.

The failure of the Company to successfully execute its expansion strategy either at its Moncton Campus or otherwise, in a timely manner, including securing any required regulatory consents, could adversely affect the business and its operations and may negatively impact the financial condition of the Company. Additionally, the risk of failure to execute on expansion plans is a risk that the Company may not have product, or sufficient product, available for shipment, to meet the expectations of its potential customers or in its business plan.

(XV) RISKS INHERENT IN AN AGRICULTURAL BUSINESS

The Company’s business involves the growing of cannabis, an agricultural product. As such, the business is subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks that may create crop failures and supply interruptions for the Company’s customers. Although the Company grows its products indoors under climate-controlled conditions and carefully monitors the growing conditions with trained personnel, there can be no assurance that natural elements will not have a material adverse effect on the production of its products.

(XVI) VULNERABILITY TO RISING ENERGY COSTS

The Company’s cannabis growing operations consume considerable energy, making the Company vulnerable to rising energy costs. Rising or volatile energy costs may adversely impact the business of the Company and its ability to operate profitably.

(XVII) PUBLICITY OR CONSUMER PERCEPTION

The Company believes the medical and recreational cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception of the Company’s products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the medical cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company’s products and the business, results of operations, financial condition and the Company’s cash flows. The Company’s dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for the Company’s products, and the business, results of operations, financial condition and cash flows of the Company. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of medical cannabis in general, or the Company’s products specifically, or associating the consumption of medical cannabis with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products appropriately or as directed.

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(XVIII) PRODUCT LIABILITY

As a manufacturer and distributor of products designed to be ingested by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of the Company’s products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of the Company’s products alone or in combination with other medications or substances could occur. The Company may be subject to various product liability claims, including, among others, that the Company’s products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect the Company’s reputation with its clients and consumers generally, and could have a material adverse effect on our results of operations and financial condition of the Company.

There can be no assurances that the Company will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the Company’s potential products. As of the current date, the Company has a small amount of insurance coverage for product liabilities.

(XIX) PRODUCT RECALLS

On January 9, 2017, Organigram expanded its voluntary recall to a further 69 lots of product in addition to the recall of five lots of product initiated on December 30, 2016. The recalled products included dried flower and cannabis oil supplied between February and December 2016, after testing revealed the presence of low levels of myclobutanil and/or bifenazate, which are unapproved pesticides not registered for use on cannabis under the Pest Control Products Act (Canada). While the initial recall had classified the recall as a Type III recall (not likely to cause harm), the second recall elevated this classification to a Type II recall (product exposure may cause temporary adverse health consequences). Health Canada has received one adverse reaction report related to the Company’s products sold during the period covered by the recall. There can be no assurance that additional adverse reaction reports will not be filed with Health Canada. To the extent any additional adverse reaction reports are filed, such an occurrence could have an adverse impact on the business, results of operations and financial condition of the Company. A proposed class action lawsuit has also been filed, as more particularly described herein.

Moving forward, if any of Organigram’s products are recalled in the future due to an alleged product defect or for any other reason, Organigram would be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. Organigram may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention thereby reducing the amount of time members of management would otherwise have focused towards managing the Company. Although Organigram has detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of Organigram’s significant brands were subject to recall, the image of that brand and Organigram could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for Organigram’s products and could have a material adverse effect on the results of operations and financial condition of Organigram. Additionally, product recalls may lead to increased scrutiny of Organigram’s operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

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(XX) RELIANCE ON KEY INPUTS

The Company’s business is dependent on a number of key inputs and their related costs including raw materials and supplies related to its growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and operating results of the Company. Some of these inputs may only be available from a single supplier or a limited group of suppliers. If a sole source supplier was to go out of business, Organigram might be unable to find a replacement for such source in a timely manner or at all. If a sole source supplier were to be acquired by a competitor, that competitor may elect not to sell to Organigram in the future. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition and operating results of the Company.

(XXI) DIFFICULTIES WITH FORECASTS

The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the cannabis industry in Canada. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company.

(XXII) EXCHANGE RESTRICTIONS ON BUSINESS

The TSX-V’s listing conditions, for the Company, required it to deliver an undertaking confirming that, while listed on the Exchange, the Company will only conduct the business of production, acquisition, sale and distribution of cannabis in Canada as permitted under the Health Canada licence. This undertaking may prevent the Company from expanding into new areas of business when the Company competitors have no such restrictions. All such restrictions could materially and adversely affect the growth, business, financial condition and results of operations of the Company.

(XXIII) MANAGEMENT OF GROWTH

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. If the Company is unable to deal with this growth; that may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

(XXIV) LITIGATION

The Company may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which Organigram becomes involved be determined against the Company, such a decision could adversely affect Organigram’s ability to continue operating and the market price for the Common Shares and could require the use of significant resources. Even if the Company is involved in litigation and wins, litigation can redirect significant Company resources. On March 3, 2017, a Claim in connection with a proposed class-action lawsuit was filed with the Supreme Court of Nova Scotia seeking to represent a Class who purchased and consumed medical cannabis that was later found to contain trace elements of the pesticides myclobutanil and bifenazate which are not approved for use by Licenced Producers and were the subject of the Company’s product recalls in December 2016 and January 2017. The Claim identifies several causes of action including, among others: (i) negligent design, development and testing, (ii) negligent manufacturing, (iii) negligent distribution, marketing and sale, (iv) breach of contract, and (v) breach of the Competition Act, the Consumer Protection Act, the Sale of Goods Act and the Food and Drugs Act, and is seeking remedy in the form of, among other things, the disgorgement of profits accrued to the Company for the sale of contaminated products, damages in the form of the total funds required to establish a medical monitoring process for the benefit of the Class, exemplary or punitive damages and certain costs. The Claim also contains a request for an order certifying the proceeding as a class proceeding.

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The March 3, 2017 Claim was amended on November 16, 2017 to include a claim for alleged adverse health consequences caused as a result of using the recalled product. As at the date hereof, the Company has not received any medical information demonstrating adverse health effects caused as a result of using the recalled product. A certification hearing was held on June 19 and 20, 2018, and a decision on whether the class will be certified as yet to be rendered.

The Company is unable to determine the outcome of the Claim or the impact of the allegations on its business. The Company intends to vigorously defend such Claim or negotiate a settlement, but there can be no assurance that a settlement satisfactory to the Company and the claimants will be reached or that a class action lawsuit will not proceed. An inability to reach settlement or to successfully defend the proposed class action lawsuit could have an adverse effect on the Company and its business

(XXV) DIVIDENDS

The Company has not yet demonstrated earnings or dividend record and may not pay any dividends on its Common Shares in the foreseeable future. Dividends paid by the Company could be subject to tax and, potentially, withholdings.

(XXVI) LIMITED MARKET FOR SECURITIES

The Company’s common shares are listed on the TSX-V, however, there can be no assurance that an active and liquid market for the common shares will be maintained and an investor may find it difficult to resell any securities of the Company. The market price for the Company’s Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are outside of the Company’s control.

(XXVII) ENVIRONMENTAL AND EMPLOYEE HEALTH AND SAFETY REGULATIONS

The Company’s operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. The Company will incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to comply with environmental and safety laws and regulations may result in additional costs for corrective measures, penalties or in restrictions on our manufacturing operations. In addition, changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company’s operations or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

(XXVIII) EQUITY INVESTMENTS

The Company may be exposed to risks associated with owning equity securities in other entities and those risks inherent in the operations of those entities.

(XXVIV) CYBER SECURITY RISKS

The Company relies on certain internal processes, infrastructure and information technology systems to efficiently operate its business in a secure manner, including infrastructure and systems operated by third parties. The inability to continue to enhance or prevent a failure of these internal processes, infrastructure or information technology systems could negatively impact the Company’s ability to operate its business.

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7.2 COMMITMENTS AND CONTINGENT LIABILITIES

(I) CONTINGENT LIABILITIES

The Company recognizes loss contingency provisions for probable losses when management is able to reasonably estimate the loss. When the estimated loss lies within a range, the Company records a loss contingency provision based on its best estimate of the probable loss. If no particular amount within that range is a better estimate than any other amount, the minimum amount is recorded. As information becomes known a loss contingency provision is recorded when a reasonable estimate can be made. The estimates are reviewed at each reporting date and the estimates are changed when expectations are revised. An outcome that deviates from the Company’s estimate may result in an additional expense or release in a future accounting period.

During 2015, the Company was named as a defendant in a lawsuit in New Brunswick as a result of failed business negotiations. The plaintiffs allege breach of confidence, conversion, breach of contract, conspiracy and breach of trust, breach of fiduciary duty, and negligent misrepresentation. The Company has also launched counter-suits against the plaintiffs on similar grounds, including on the basis that the plaintiffs have breached a covenant of non-competition. The Company believes the plaintiffs’ claims to be a nuisance suit and will be vigorously defending such claims as well as pursuing its legal rights against the plaintiffs. No amount has been accrued in relation to the consolidated financial statements for the claim.

On March 3, 2017, a claim in connection with a proposed class-action lawsuit was filed with the Supreme Court of Nova Scotia seeking to certify and represent a class of potential plaintiffs who purchased and consumed medical cannabis that was later found to contain trace elements of the pesticides myclobutanil and bifenazate which are not approved for use by Licenced Producers and were the subject of the Company’s product recalls in December 2016 and January 2017. The Claim identifies several causes of action including, among others: (i) negligent design, development and testing, (ii) negligent manufacturing, (iii) negligent distribution, marketing and sale, (iv) breach of contract, and (v) breach of the Competition Act (Canada), the Consumer Protection Act (Nova Scotia), the Sale of Goods Act (Nova Scotia) and the Food and Drugs Act (Canada), and is seeking remedy in the form of, among other things, the disgorgement of profits accrued to the Company for the sale of contaminated products, damages in the form of the total funds required to establish a medical monitoring process for the benefit of the proposed class, exemplary or punitive damages and certain costs. The claim also contains a request for an order certifying the proceeding as a class proceeding.

On November 16, 2017, the claim was amended to include a claim for alleged adverse health consequences caused as a result of using the recalled product. As at the date hereof, the Company has not received any medical information demonstrating adverse health effects caused as a result of using the recalled product.

During late June 2018, certification hearings were heard before the Court in Halifax, Nova Scotia; as of the date hereof, the Court has not delivered its determination regarding certification. When such decision is rendered, it will be subject to appeal by either party to the action.

The Company has insurance which may cover all or a portion of the fees or damages associated with this action. Each of the Company and its insurers are contesting the litigation. The litigation process will continue into the foreseeable future before the class action suit is certified by the court and unless settled out of court. No amount has been recorded in the consolidated financial statements since the amount cannot be reliably measured at this point.

The Company has recognized a recovery of $493 (2017 – expense of $2,026) in sales returns to uninsured customers for credits arising from the product recall which represents a divestiture of the profits earned through a client credit program.

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GREG ENGEL	Director and CEO
PETER AMIRAULT[2]	Chairman of the Board
DERRICK WEST[1,2]	Chair of the Audit Committee
MICHEL J. BOURQUE[2]	Chair of the Governance, Nominating, Compensation and Human Resources Committees
DR. KENNETH MITTON	Independent Director
PAOLO DE LUCA[1]	Chief Financial Officer
RAYMOND GRACEWOOD	Chief Commercial Officer
MICHAEL TRIPP[1]	Chief Legal Officer

[1] Note: Subject to Health Canada regulatory approval.

[2] Independent Director.

ORGANIGRAM

organigram.ca | /discoverogi